Exhibit 99.1

Pan American Silver to announce its 2016 unaudited first quarter results on May 12th

VANCOUVER, April 11, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") will announce its 2016 unaudited first quarter results on Thursday, May 12th, prior to market open. A conference call and live audio webcast with a presentation to discuss the results will be held that same day at 11:00 am ET (8:00 am PT).

2016 Unaudited First Quarter Results Conference Call
Date: Thursday, May 12th, 2016
Time: 11:00 am Eastern Time – 8:00 am Pacific Time

Conference Call Dial-in Numbers
North America and International Toll Number: 604-638-5357

Audio Webcast Information
The live audio webcast and presentation can be accessed 15 minutes prior to the call at:
https://meet.panamericansilver.com/ir/L1QJ3L42

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

Conference Call Replay
A webcast playback of the audio and the power point presentation will be available online shortly after the call on the Company's website at www.panamericansilver.com/Investors/Events

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:00e 11-APR-16